Management’s Discussion and Analysis for Quarter Ended June 30, 2013

I.	INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations for the three and six months ended June 30, 2013. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2013 (prepared in accordance with IAS 34 Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the condensed consolidated interim financial statements. This discussion covers the three and six month periods ended June 30, 2013 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in thousands of United States dollars unless otherwise indicated. Information for this MD&A is as at August 8, 2013.

II.	BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and is focused on the exploration and development of resource properties in the Americas for the mining of precious metals.

Tahoe’s principal objective is to develop the Escobal project, a mining project located in southeastern Guatemala containing high-grade silver, gold, lead, and zinc mineralization (the “Escobal project”). Tahoe is engaging in ongoing exploration drilling programs, detailed metallurgical investigations and engineering design work as well as developing the mine and building plant and processing facilities. Pending completion of construction, commissioning of the mill is expected to commence in the second half of 2013. Initial production of metal concentrates will begin in the third quarter of 2013, and commercial production of concentrates is expected in early 2014.

Developing the Escobal project into a profitable silver mining operation will depend upon Tahoe’s ability to define mineral reserves and to advance the project to production. The Company also engages in activities to review prospective mineral property acquisitions. The Company currently does not have any commercial operations or revenue. Tahoe expects that its current assets are sufficient to complete the Escobal project.

III.	HIGHLIGHTS OF 2013

Business and Political

•

The Escobal exploitation license was received from Guatemala’s Ministry of Energy and Mines (“MEM”) on April 3, 2013. The exploitation license is the final material permit required for the project. The permit has a 25 year term with an extension for a second 25 year term upon application.

•

On April 16, 2013, the Company executed a voluntary royalty agreement (“Escobal Royalty Agreement”). Together with the Guatemalan mining law, the Escobal Royalty Agreement commits the Company to pay a 5% Net Smelter Revenue (“NSR”) royalty on the concentrates sold from the Escobal project mine production. Under the Escobal Royalty Agreement two percent NSR of the royalty will benefit San Rafael communities, two percent will benefit the federal government and an additional one percent will benefit certain outlying municipalities in Santa Rosa and Jalapa.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

•

On June 4, 2013, the Company successfully closed and drew down a $50 million secured credit facility with a leading international lender to provide additional liquidity and financial flexibility through startup activities to production.

•

In an effort to promote consensus in congress and to advance support for mining in Guatemala, the President proposed that Congress approve a two-year moratorium on the granting of new mining licenses. The government assured the Company that this action in no way affects the exploitation license for the Company’s existing exploration licenses. The Company has slowed its exploration activities in response to the President’s proposal.

•

On July 23, 2013, a Court of Appeals in Guatemala ruled that MEM should have conducted a hearing of a written opposition to the Escobal exploitation license during the permitting period. The court did not rule on the substance or validity of that opposition. The Court did not invalidate or comment on the Escobal exploitation license in its decision and operations are unaffected. The Court’s ruling is on appeal to the Constitutional Court.

•

As at June 30, 2013, the Company had outstanding a total of 145,847,870 common shares, 3,073,793 options to purchase common shares and 183,334 deferred share awards. As at June 30, 2013, the Company had a total of 149,104,997 common shares issued and outstanding on a fully diluted basis.

Operational

•

The Company continued to advance underground development, mill and infrastructure construction and exploration in the second quarter of 2013. Projected mill commissioning remains on schedule and the project is on budget.

•

The Company completed 2,080 metres of underground development during the quarter and 9,221 metres to date. The mine is ready for plant start-up. The capital estimate for the 3500 tpd project is $326.6 million which will be funded by cash currently held by the Company. Expansion to 4500 tpd is estimated to cost $46 million (including post 2013 underground development) and is to be funded by current cash reserves and revenue over the next three years.

•	Commissioning of motors and controls in the primary crushing & secondary and tertiary crushing facility commenced during the second quarter.

IV.	EXPLORATION AND OPERATIONS

	A.	Exploration

All identified mineral resources for the Escobal project are located on the Escobal exploitation concession, which, along with three other exploration concessions, comprise the Escobal project. The Escobal project Mineral Resource occurs in a mineralized zone within the Escobal license that is referred to as the “Escobal vein”. Exploration during the quarter concentrated on extending the Escobal vein where it was open laterally and to depth and to improve confidence in the mineral resource through in-fill drilling. Two to three drills operated from the surface at the Escobal Project during the quarter.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

Exploration to date has defined the Escobal vein through drill core analyses from drilling campaigns carried out between 2007 and 2013. As at June 30, 2013, a total of 413 exploration holes (166,240 metres) have targeted the Escobal vein system. In addition, 21 drill holes totaling approximately 4,942 metres were completed for the purpose of collecting metallurgical test samples. All drilling in the Escobal vein has utilized diamond drill core methods, with the majority (~65%) of mineralized intercepts drilled using NQ or larger size drill core. Core recovery has averaged ~96%.

During the quarter, a total of seventeen exploration holes for 8,010 metres were drilled to test deep extensional targets and to provide in-fill definition to the upper West and deep Central resource zones. Surface drilling has slowed in recent quarters because of a lack of available drill areas due to surface construction activity and a refocus of exploration efforts on underground in-fill and stope definition drilling with three underground drill rigs. As Escobal transitions into project development, exploration will continue to research vein extensions through wide step-out drilling as well as enhancing the resource through further in-fill definition drilling. Priority will be placed on testing deep targets at Escobal as well as other district and regional targets using the geologic model developed at Escobal. In addition to the Escobal vein, twelve veins have been discovered on the Company’s concessions. These prospective areas continue to be evaluated; however, a number of these veins occur on concessions that have not yet been granted or are in areas that are unfriendly to mining. There is no assurance that concessions will be granted which would allow the Company to extend exploration activities.

In 2013, the drilling of the Escobal vein and regional drilling is expected to continue using two core drills. Exploration expenditures for the quarter ended June 30, 2013 totaled $1.4 million.

B.	Operations

In the second quarter of 2013, the Company primarily focused on (1) government relations and (2) advancing underground development, mill construction, and construction of surface and ancillary facilities.

1.	Government Activities and Community Relations

	a.	Exploitation Permit

On April 3, 2013, MEM signed the Escobal exploitation permit. An exploitation license has a 25 year term with an extension for a second 25 year term upon application. It covers 20 square kilometres, the maximum permitted by law. With the exception of some minor administrative matters, this is the last permit needed to commission the mill, place tailings in the tailings facility and export metal concentrates from Guatemala.

	b.	Voluntary Royalty Agreement:

On April 16, 2013, the Company and the federal government agreed to the Escobal Royalty Agreement, a further refinement of the parties’ General Royalty Agreement signed in January. The Escobal Royalty Agreement, together with the Guatemalan mining law, commits the Company to pay a 5% NSR royalty on the concentrates sold from the Escobal project’s mine production. Of this royalty, 40% will go to the Municipality of San Rafael, 40% will go to the federal government, and the remaining 20% will be distributed among several communities in the region that may be impacted by mine operations. The royalty reverts to the 1% NSR contained in the Guatemalan Mining Law if the realized silver prices fall below $16.00 per ounce.

	c.	Concession Filings

Four exploration concessions (Oasis, Lucero, Andres, and Juan Bosco) remain in good standing. Environmental management plans for proposed drilling in these concessions have been approved by MARN and all targets within these areas are approved for drilling. No exploration or reconnaissance license applications were approved by MEM during the quarter. In light of the President’s proposed moratorium on the issuance of new licenses, the Company does not expect that its pending exploration license applications will be granted in the near future.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

The proposed two year moratorium on granting exploration concessions and mining licenses is intended to encourage MEM and congress to revise the 1997 Guatemalan Mining Law. As a result of the President’s proposal, the Company slowed some of its regional exploration activities. If imposed, the moratorium will further delay the Company’s exploration program.

d.	Power Line

Organized resistance has impeded the Company’s attempts to install a power line along an approved right of way. Objections to construction of the power line range from claims of negative health effects from electricity to general fears of contamination caused by mining. The Company believes these claims are without merit. It continues to engage with opponents and expects to continue power line construction when circumstances allow.

To avoid potential further protest, the Company has opted to defer construction of the power line at this time and has installed contractor supplied generator power for a minimum of one year, which will be sufficient to operate the project up to 4500 TPD.

e.	Security

On the night of April 27, 2013 a violent event occurred at the mine gate involving protestors armed with clubs and machetes blocking the mine entrance and impeding mine workers from entering or leaving the project. Rubber bullets fired by mine security injured seven of the protestors who were treated and released by local hospitals. The next day authorities arrested the Company’s security management consultant, Alberto Rotondo. On May 7, the prosecutor’s office charged Mr. Rotondo with “injuries” and obstruction of justice. Mr. Rotondo (who no longer works for the Company) remains under house arrest pending further legal proceedings. The government’s investigation of the events of April 27 is on-going and the Company is cooperating with the authorities.

Subsequent to these events and in response to a variety of criminal acts and general lawlessness in the region, federal authorities imposed a state of emergency and increased police and military presence to reestablish the rule of law in the area. The government lifted the state of emergency on June 4.

The Ministry of Gobernación permanently installed a unit of National Police in San Rafael to further ensure ongoing security in the area. In addition, the government set up a permanent high level commission in San Rafael Las Flores to address community issues and oversee security matters. This Commission is managed by the Technical Secretary of Intelligence, and comprised of Gobernación, MEM, MARN and the National Dialog Table.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

f.	Corporate and Social Responsibility

A new division has been established to direct the Company’s Corporate Social Responsibility (“CSR”) programs. This department will oversee corporate affairs and CSR programs in Guatemala including coordination of stakeholder engagement, sustainable development and infrastructure programs and compliance with international environmental and human rights standards.

g.	British Columbia Securities Commission (BCSC) review of the Company’s Preliminary Economic Assessment (PEA)

On July 18, the BCSC sent comments addressing the Company’s May 7, 2012 PEA and related disclosures and placed the Company on its Issuers In Default List. The Company issued a clarifying press release and filed an amended PEA on July 24, 2013, prepared by M3 Engineering and Technology Corporation. The BCSC removed it from the list on July 25, 2013. None of the economic aspects of the amended PEA differ from the original PEA.

h.	Court of Appeals in Jalapa

On July 23, a Court of Appeals in Guatemala stated that the Ministry of Energy and Mines (MEM) should have conducted a hearing of a written opposition to the Escobal exploitation license during the permitting period. The court did not rule on the substance or validity of the opposition; it merely stated that MEM was obligated to hold an administrative hearing on it under the 1997 Mining Law. The Court did not invalidate or comment on the Escobal exploitation license in its decision. MEM issued a press release on July 24 stating that the ruling had no impact on the status of Escobal’s exploitation license. MEM and the company have appealed the lower court’s decision to the Constitutional Court. If the Constitutional Court upholds the Court of Appeals’ decision, MEM will have to hear the opposition which it already stated it believes to be without merit.

2.	Underground Development and Construction

The operations group continued to be focused on construction activities during the second quarter, including underground development, mill construction, and development of surface and ancillary facilities in preparation for commissioning the mill in the second half of the year.

The second quarter 2013 total development advance was 2,080 metres. Total project advance as at June 30, 2013 was 9,221 metres.

Development advance during the second quarter met scheduled targets. Development in the declines has seen reduced groundwater inflows and dewatering wells installed ahead of the declines continue to succeed in dewatering the mine. Initial stope development continued during the quarter, and several stopes are now drilled and available for blasting.

3.	Project Status and Timeline

Crusher commissioning commenced in June 2013. Commercial production is not expected until early 2014. The Board has approved the Company’s plan to continue Escobal project development for the 4500 tpd case along the guidelines provided for in the 5-year plan and outlined in the May 2012 PEA. Work on the expansion began in 2012 with production in excess of 3500 metric tons per day expected as early as 2015.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

C.	Credit Facility

The Company entered into and drew down a $50 million credit facility on June 4 with a major international lender. The proceeds are intended to provide additional working capital and support general corporate purposes during mine and mill commissioning.

The credit facility bears interest at a rate per annum of the US$ London Interbank Offered Rate (LIBOR) plus a margin of 6% per annum. The term of the note is 12 months and may be extended for an additional 12 months by mutual agreement.

The Credit Facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and Minera San Rafael, S.A.

Additionally the Credit Facility contains covenants that, among other things, restrict the ability of the company and its subsidiaries to incur additional debt, merge, consolidate or amalgamate with, or into, or sell, covert, transfer, lease or otherwise dispose of all or substantially all its of its assets to, any other person.

V.	RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Escobal project. The Company is subject to many of the risks common to startup enterprises, including dependence on one project, operating in a country that at times has experienced political and social unrest, and anti-mining resistance, among other destabilizing factors.

Dependence on the Escobal Project

As an exploration and evaluation stage company, we do not anticipate commercial production until early 2014. Until we acquire additional property interests, any adverse development affecting the Escobal project could have a material adverse effect upon the Company and would materially and adversely affect the potential production of mineral resources, profitability, financial performance and results of operations of the Company.

Operations in Guatemala

The Escobal project is located in Guatemala. Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and a constitutional government was restored in 1985. Continued political unrest or a political crisis in Guatemala could adversely affect our business and results of operations.

Our business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, expropriation or nationalization without adequate compensation, illegal mining, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, government corruption, difficulty understanding and complying with an unpredictable regulatory and legal framework respecting the ownership and maintenance of mineral properties, renegotiation or nullification of existing concessions, licenses, permits and contracts, surface rights, mining permits, mines and mining operations, and difficulty obtaining key equipment and components for equipment. In addition, the status of Guatemala as a developing country may make it more difficult for the Company to obtain any required exploration financing for its projects.

Anti-Mining Resistance

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

In recent months outlier communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining and exploration activities in Guatemala. These communities and NGOs have taken such actions as road closures, power line opposition, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal project, on exploration activities in the region and on its financial position, cash flow and results of operations.

Production Decision

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will begin as anticipated or at all or that anticipated production costs will be achieved. Failure to commence production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company’s cash flow and future profitability.

Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2012 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

VI.	SELECTED FINANCIAL INFORMATION

	A.	Basis of Presentation

The financial statements and the quarterly results presented in the table below are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2012. The Company has chosen to expense all exploration and evaluation costs except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. Underground project development costs have been expensed through March 31, 2013 prior to receipt of the exploitation permit, and subsequently capitalized. These accounting policies have been followed consistently throughout the quarter.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

B.	Summary of Quarterly Results

Selected consolidated financial information from continuing operations for the preceding eight quarters is as follows (expressed in thousands of United States dollars, except per share information):

		Net	Net Loss per		Total
	Interest	Income	common share		shareholders'
Quarters ended	Income	(Loss)	(basic/diluted)	Total Assets	equity
September 30, 2011	972	(39,106)	(0.27)	932,784	924,208
December 31, 2011	934	(16,949)	(0.12)	922,005	911,654
March 31, 2012	562	(20,976)	(0.15)	903,572	893,201
June 30, 2012	471	(26,073)	(0.18)	887,863	873,585
September 30, 2012	297	(21,483)	(0.15)	870,181	854,378
December 31, 2012	85	(24,920)	(0.17)	852,943	831,297
March 31, 2013	61	(24,875)	(0.17)	828,015	807,997
June 30, 2013	45	(15,614)	(0.11)	868,121	794,683

Since the completion of the Company’s Initial Public Offering and acquisition of the Escobal project in June 2010, the Company has expanded Escobal project site activities, and incurred significant operational and exploration expenses. Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) in Canadian dollar denominated cash balances, and exploration drill programs.

C.	Results of Operations

The following results of operations provide information on expenses incurred in the quarters ended June 30, 2013 and 2012.

Exploration expense for the second quarter of 2013 was $1.4 million. A total of 17 exploration holes totaling 8,010 metres were drilled at Escobal for the period. On a regional basis, field work is aimed at developing target areas for additional drilling. Exploration expense for the second quarter of 2012 was $4.3 million.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

During the second quarter of 2013 and 2012, the Company incurred Escobal project expenses of $7.2 million and $14.1 million, respectively. Site infrastructure has been capitalized in the second quarter of 2013 and expensed in the same period of 2012. Cash and non-cash expenses for the second quarter were:

	Three Months Ended		Six Months Ended
Cash expenses	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
General site infrastructure	$-	$-	$-	$6,304
Mine infrastructure	-	7,073	8,609	12,907
Engineering and design studies	-	389	1,562	955
Mine administration and other
direct costs	6,215	4,759	9,433	6,304
Salaries, wages and benefits	1,102	890	3,878	2,588
Total cash expenses	7,317	13,111	23,482	29,058
Non-cash expenses
Share-based payments	(481)	(443)	(309)	233
Depreciation	355	1,472	3,005	2,790
Total project expenses	$7,191	$14,140	$26,178	$32,081

Additionally, during the second quarter of 2013 and 2012, corporate administration expenses were $6.1 million and $5.1 million, respectively. These include non-cash compensation expenses of $1.9 million in 2013 and $2.2 million in 2012. Cash expenses include corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services, rental and other general and administrative expenses.

Interest income earned by the Company on its cash balances for the second quarter of 2013 was $45, compared to $456 for the second quarter of 2012.

A foreign exchange loss of $12 was recorded for the second quarter of 2013 compared to a foreign exchange loss of $2.8 million in the second quarter of 2012. These resulted from the appreciation and depreciation of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash and cash equivalent balances at the end of the respective periods. The Company held very little cash in Canadian dollars in the second quarter of 2013 compared to the same period in 2012.

D.	Cash Flow

Operating activities reported a net cash outflow of $15.9 million in the second quarter of 2013 compared to $15.4 million in the second quarter of 2012. The increase in cash outflow to operations resulted from increased underground development and surface development expenses in 2013.

Second quarter investing activities in 2013 amounted to $40.4 million primarily in capitalized property, plant and equipment, which compares to $32.7 million in the second quarter of 2012.

Financing activities in the second quarter of 2013 generated a net $48.5 million compared to $3.6 million in the second quarter of 2012. Cash generated from financing activities in 2013 was from the credit facility proceeds and from the exercise of employee stock options.

E.	Summary of Operating Results

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

Selected consolidated financial information from continuing operations for the three and six months ended June 30, 2013 and 2012 follows (expressed in thousands of United States dollars, except per share information):

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Share-based payments	$1,493	$1,754	$2,969	$4,757
Corporate salaries, wages and benefits	1,804	1,304	3,927	2,752
Other General & admistrative expenses	2,232	1,625	3,429	2,676
Escobal project expenses	7,317	13,111	23,482	29,058
Depreciation	459	1,472	3,207	2,790
Exploration expenses	1,445	4,280	2,700	7,099
	$14,750	$23,546	$39,714	$49,132
Foreign exchange (gain) loss	12	2,790	(25)	(1,236)
Interest income	(45)	(456)	(97)	(1,040)
Income tax expense	-	193	-	193
Financial expense	897	-	897	-
Loss (gain) for the period	$15,614	$26,073	$40,489	$47,049
Loss per share - basic	$(0.11)	$(0.18)	$(0.28)	$(0.33)
Loss per share - diluted	$(0.11)	$(0.18)	$(0.28)	$(0.33)
Total assets	$868,121	$887,863	$868,121	$887,863
Long-term liabilities	$4,966	$1,799	$4,966	$1,799

F.	Liquidity and Capital Resources

The Company’s cash and cash equivalents balance as at June 30, 2013 was $99.2 million.

The Company had working capital of $35.9 million and long-term liabilities of $5.0 million as at June 30, 2013, consisting primarily of accrued reclamation. This compares to working capital of $149.3 million on December 31, 2012, a decrease of $114.6 million. Spending from operating activities was $43.9 million and $70.0 million from investing activities mainly.

Estimated project expenditures remaining to complete the 4500 tpd project total $32.4 million. This includes expenditures expected to complete the 3500 tpd project plus those costs related to the expansion through June 30, 2013. It is the opinion of management, based on the Company’s current liquidity position and estimates of remaining project expenses, that the Company’s liquid assets will be sufficient to discharge liabilities and fund the Escobal project through development and startup of commercial production expected in early 2014.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

G.	Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have high-credit qualities. A minimal amount of cash is held by banks in Switzerland and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments. The Company also contracts for goods and services mainly in United States currency.

Cash and cash equivalents consist of cash and term deposits that are redeemable on demand. At June 30, 2013, the Company’s cash and cash equivalent holdings consisted of CAN$ 0.3 million, USD$98.1 million, and $0.8 million in US dollar equivalent in other currencies. For the quarter ended June 30, 2013, the Company recognized a foreign exchange loss of $12.

H.	Share Capital and Financings

As at June 30, 2013, the Company had 145,847,870 issued and outstanding common shares, 149,104,997 on a fully diluted basis.

The following table outlines share options granted to key management personnel, senior employees, and consultants, during the three and six months ended June 30, 2013 and 2012. These share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. These options expire five years after the grant date.

Grant Date	Options Granted	CAN$	First Vest Date	Expiry Date
March 7, 2013	573,000	$16.34	March 7, 2014	March 7, 2018
May 9, 2013	12,000	$17.08	May 9, 2014	May 9, 2018

During the six months ended June 30, 2013, 46,000 stock options were exercised and the cash proceeds received were $315.

During the six months ended June 30, 2012, 75,926 stock options were exercised and the cash proceeds received were $583.

The following table outlines Deferred Stock Awards (DSAs) and Restricted Stock Awards (RSAs) granted to key management personnel, senior employees, and consultants, during the three and six months ended June 30, 2013 and 2012. The DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. The first tranche of the DSAs granted on March 7, 2013 vested immediately on the grant date and the respective shares were issued on the same date.

Grant Date	Shares Granted	DSAs/RSAs	CAN$	First Vest Date
March 7, 2013	15,000	DSAs	$16.34	March 7, 2013
May 9, 2013	35,000	RSAs	$17.08	May 9, 2013

During the six months ended June 30, 2013, 201,666 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $3,456 was transferred to share capital from share based payments reserve.

During the six months ended June 30, 2012, 1,274,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $7,989 was transferred to share capital from share based payments reserve.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

During the six months ended June, 2013 and 2012, the company granted 35,000 RSAs to directors each period. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

I.	Asset Valuation

There have been no events or changes in circumstances that would indicate an impairment of the Escobal project as at June 30, 2013.

J.	Commitments, Contingencies and Off-Balance Sheet Arrangements

			Over	June 30,
	1 year*	2-5 years	5 years	2013
Accounts payable and accrued liabilities	$19,618	$-	$-	$19,618
Current Debt	50,000	-	-	50,000
Lease agreements for rental of office facilities and services	7,082	2,586	479	10,147
Commitment to purchase equipment, services, materials and supplies	30,903	-	-	30,903
Other long-term liabilities	-	1,251	-	1,251
Reclamation and closure cost obligations	-	-	3,715	3,715
Total	$107,603	$3,837	$4,194	$115,634

*Interest to be incurred for the credit facility is not included in the table

As at June 30, 2013, the Company has outstanding commitments to purchase equipment, services, materials and supplies as follows:

June 30,
2013
Plant construction and equipment	$30,719
Services and others	100
Business system implementation	84
Total commitments	$30,903

The Company currently has no other off-balance sheet arrangements.

K.	Reclamation and Closure

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. As at June 30, 2013 the Company has estimated the present value of the future reclamation obligation arising from its activities to be $3,715. The present value calculation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $5,689, and the commencement of reclamation activities in 18 years. Reclamation liability as at June 30, 2012 was $1,305.

L.	Outstanding Share Data

As at August 8, 2013, the Company had the following common shares and securities convertible into common shares outstanding:

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal project acquisition and related activities	111,990,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	4,155,207
Common shares issued under RSA and DSA compensation plan	1,682,666
Stock options (vested and unvested) outstanding	3,033,793
DSAs outstanding	183,334
Fully diluted shares outstanding	149,104,997

M.	Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates (see paragraph below).

The factors affecting share-based expenses include estimates of when stock options might be exercised and stock price volatility. The timing of the exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has no internal historical data available to determine volatility in accordance with Black-Scholes modeling so it has included data of companies with similar assets. However, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share- based payments expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

VII.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

	A.	Management’s Report on Disclosure Controls and Procedures

Our management, including the President and Chief Executive Officer and the Vice-President and Chief Financial Officer, acknowledge responsibility for the design of disclosure controls and procedures and internal controls over financial reporting.

	B.	Management’s Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that the internal controls over financial reporting are effective at a reasonable assurance level as of the end of the period covered by this report.

	C.	Changes in Internal Controls

There were no changes to the Company’s internal controls over financial reporting during the quarter ended June 30, 2013 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the President and Chief Executive Officer and the Vice- President and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (“SEDAR”) website at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”. Forward-looking information in this MD&A may include, but is not limited to: statements relating to changes in Guatemalan mining laws and regulations; information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; ; our plan to pursue the exploration, permitting, engineering and development of the Escobal project and to expand its resource base; costs and timing of development of the Escobal project, including the deferral of power line completion, the decision to use generator power for at least one year, the cost estimate for the 4500 metric tons per day scenario, commencing mill commissioning in the second half of 2013, mill start up and full production and statements related to commencing crusher commissioning and commercial production by early 2014 and to achieving production in excess of 3500 metric tons per day by 2015; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2012 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

August 8, 2013

Management’s Discussion and Analysis for Quarter Ended June 30, 2013

Investors are cautioned that the PEA is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

August 8, 2013